Filed by CONSOL Energy Inc.

Commission File No.: 001-38147

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: CONSOL Coal Resources LP

Commission File No.: 001-37456

Date: October 23, 2020

CONSOL Energy Inc.
CEIX and CCR Transaction Call
October 23, 2020 at 08:30 a.m. Eastern

CORPORATE PARTICIPANTS

Nathan Tucker - Director of Finance and Investor Relations, CONSOL Energy

Jimmy Brock - Chief Executive Officer, CONSOL Energy

Mitesh Thakkar - Chief Financial Officer, CONSOL Energy

PRESENTATION

Operator

Good morning and welcome to the CEIX and CCR Transaction call. All participants will be in a listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. Please know that this event is being recorded.

I would now like to turn the conference over to Nathan Tucker, Director of Finance and Investor Relations. Please go ahead, sir.

Nathan Tucker

Thank you Chuck, and good morning everyone. Welcome to CONSOL Energy Inc. and CONSOL Coal Resources Transaction Conference Call. On the call we will be discussing the details of the transaction and we have posted a supplemental slide deck to both of our websites that we’ll be referencing on this call. You can also find additional information regarding the companies on our websites, www.consolenergy.com and www.ccrlp.com.

Any forward-looking statements or comments we make about future expectations are subject to some risks which we have outlined in our press release and in our previous SEC fillings. We do not undertake any obligations of updating any forward-looking statements, future events or otherwise.

Today’s call will also include non-GAAP financial measures. These measures should be read in combination with our GAAP metrics and certain non-GAAP financial measures are provided in the supplemental slide deck posted to both of our websites. You should read our full disclosures for a discussion of those items.

On the call with me today are Jimmy Brock, our Chief Executive Officer, and Mitesh Thakkar, our Chief Financial Officer. We will begin the call with prepared remarks from both Jimmy and Mitesh. We will then open up the call for a Q&A session with the management team.

With that, let me turn it over to our CEO Jimmy Brock.

Jimmy Brock

Thank you Nate, and good morning everyone. We are very pleased to announce this morning this morning that CONSOL Energy Inc. will acquire all outstanding publicly owned units of CONSOL Coal Resources LP. The idea is to create one entity that is stronger and more flexible than the two separate entities we have today. A single public vehicle will now have full 100% exposure to our world-class Pennsylvania mining complex and CONSOL Marine Terminal. CCR unitholders and CEIX will now be fully aligned and will enjoy the full benefits of all our growth initiatives which includes the Itmann metallurgical coal project in West Virginia and our investments in technologies focused on alternative uses of coal.

We believe the transaction that we announced this morning is beneficial to all stakeholders of CEIX and CCR.

Now, let me move to the supplemental slide deck that was posted on our website this morning. I’ll first start on Slide 3 which walks through an overview of the transaction.

CONSOL Energy Inc.

October 23, 2020 at 8:30 a.m. Eastern

Under this agreement, each non-affiliated common unitholder of CCR will receive 0.73 shares of CEIX common stock upon completion of the merger, which is anticipated to close in the first quarter of 2021. This exchange ratio implies an approximate at-market acquisition with a 2.1% premium to the 20-day VWAP as of October 22, 2020. We do not anticipate adding any debt as part of this transaction.

One hundred percent consideration to CCR common unitholders will be in the form of CEIX shares and CCR’s affiliate loan is expected to be eliminated.

In terms of voting requirements, shareholders of CEIX will be required to approve this transaction by a majority of the votes cast at the shareholder meeting called to approve the transaction.

On the CCR side, we will seek a written consent from CCR unitholders representing a majority of all outstanding units and CEIX, which owns 60.7% of the units, has agreed to provide its support for the transactions.

Let me now turn the call over to Mitesh to walk through some of the benefits of the transactions in more detail.

Mitesh Thakkar

Thank you Jimmy, and good morning everyone.

Slide 4 lays out some of the major benefits of this transaction. The first one is corporate structure simplification with streamlined financial reporting and creates additional transparency for investors and analysts.

As Jimmy highlighted previously, a single public vehicle will now have full 100% exposure to our world-class Pennsylvania mining complex and CONSOL Marine Terminal.

A consolidated shareholder base will now be fully aligned and will enjoy the full benefits of all of our growth initiatives.

On the financial side, we expect to see immediate improvement in our credit metrics, enhanced access to capital markets and reduced risk for our equityholders. More importantly, it also accelerates our ability to initiate capital returns which are currently restricted give the leverage test of 2 times on our balance sheet.

In the process, we also expect to generate approximately $3 million in annual synergies as we eliminate dual company reporting and filing costs and our employees are now solely focused on one combined entity.

In summary, this deal unlocks significant value for all of our stakeholders to improve financial flexibility and transparency.

Moving to Slide 5, you can see that this transaction has multiple immediate benefits from a financial standpoint. First, on a pro forma basis, by consolidating CCR’s EBITDA generation, our bank EBITDA increases approximately 26%. This is important because it provides an immediate deleveraging to CEIX. As you can see, based on 06/30 financials, our leverage improves by 0.6 turns. The more headroom we create on our covenants, the more favorably we are viewed by our creditors, rating agencies and other capital providers. More importantly, this 0.6 turns reduction

CONSOL Energy Inc.

October 23, 2020 at 8:30 a.m. Eastern

in the leverage ratio gives us a jump start to reach our near-term milestone of sub-2 times leverage ratio, which then unlocks several shareholder return opportunity for us. As a result, we are confident that our shareholders will support this transaction.

Finally, this transaction is immediately accretive to our estimated 2021 organic free cash flows. By consolidating our cash flow streams, we expect a significant improvement in this metric on a pro forma basis.

Let’s now move on to Slide 6 which summarizes a lot of the action this management team has taken since the beginning of 2020 when we all faced, hopefully, a once-in-a-lifetime pandemic, resulting in significant contraction of demand.

We have taken a series of actions aimed at shoring up our balance sheet and financial position. First, we executed opportunistic debt buybacks and captured significant discounts as our public debt traded below par earlier this year. This had an overall deleveraging effect on our balance sheet.

Second, we amended our credit agreement and gained financial flexibility during this challenging macro environment which allowed us to continue to access our revolving credit facility and maintain high levels of liquidity.

Third, more recently, we completed a number of value-enhancing transactions that improves our EBITDA and cash generation in the second half of 2020.

Finally, we continue to focus on capital and cost efficiency. We currently have no near-term debt maturities and our liquidity position is very strong.

In addition to these actions, we view this transaction as another major and important step to our further strengthening our financial flexibility and enhancing our position to create long-term value for our shareholders.

With that, I will turn the call back to Jimmy.

Jimmy Brock

Thanks, Mitesh. Let’s move to Slide 7.

This transaction strategically strengthens our production base, enables diversification and reduces risk. It also simplifies our structure and strengthens our ability to implement different actions that will be strategically beneficiary for the company and create long-term value for our shareholders.

Let me first be very clear; our top priorities are to continue to de-lever the balance sheet and get on path toward returning capital to our shareholders. Once these goals are achieved, we expect to pursue growth in four different ways. We have highlighted our four targeted buckets of investment on prior earnings calls, but I will provide a brief recap.

First, efficiency and continuous improvement. These are relatively small dollar value projects that either raise our production capacity or lower our operating cost at existing operations.

Second, emerging technologies and alternative uses of coal. Such projects will involve a new

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October 23, 2020 at 8:30 a.m. Eastern

technology or an innovated use of coal. Think of these as more of an R&D type project that will have long gestational periods. These projects will have attractive risk reward potential, so we plan to make smaller initial investments in multiple projects. If one of them achieves its full potential, it could be a game-changer.

Third, organic growth projects and expansions of our core mining business. These projects are well aligned with our skill set, carry low technological risk and are expected to become meaningful contributors when completed, such as our Itmann metallurgical coal project.

Finally, possible acquisitions or other strategic transactions. We regularly evaluate these types of potential transactions on an ongoing basis. We expect to continue to focus on these four different buckets within our capital allocation strategy with an aim towards improving our operating profile, enabling portfolio diversification and growing our business.

Finally, let’s move to Slide 8. We expect this transaction to close in Q1 of 2021. There are a number of steps that will be required to close the transactions, which you can see on the left-hand side of this page. We believe CEIX shareholders will see the strong strategic and financial benefits of this merger and will be supportive of the deal.

As Mitesh mentioned, CEIX owns approximately 60.7% of the limited partner interest in CCR and has agreed to deliver a written consent approving the transaction, so we do not expect that the requirement that a majority of CCR unitholders approve the deal will be a barrier to closing the transaction.

Before we move on to the Q&A session, let me recap our rationale for the merger and the benefits associated with it.

This agreement simplifies CONSOL’s corporate structure; increases our public float and trading liquidity; and enhances our access to capital markets. It improves our financial flexibility and strengthens our position to further de-lever the balance sheet. By collapsing CEIX and CCR into one company, we have increased deleveraging, free cash flow generation and trading liquidity, all of which are crucial for success given the headwinds our sector faces.

We truly believe that we are stronger together than we are as the two separate companies you know today.

With that, I’ll hand the call back over to Nate for further instructions.

Nathan Tucker

Thank you, Jimmy. We will now move to the Q&A session of our call. Chuck, could you please provide the instruction to our callers?

QUESTIONS AND ANSWERS

Operator

Yes, sir. To ask a question, you may press star, then one, on your touch-tone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star, then two. At this time we will pause momentarily to assemble our roster.

CONSOL Energy Inc.

October 23, 2020 at 8:30 a.m. Eastern

Our first question will come from Mark Levin with The Benchmark Company. Please go ahead.

Mark Levin

Great, thanks. Congratulations on the transaction. A couple of quick questions, and maybe you can remind me. It sounds like pro forma leverage 3.2 down to 2.6 times, is the key kind of leverage ratio from here 2 times, Mitesh? Then, if it is, once you get to 2 times, what does that mean? How will you approach managing liquidity going forward versus, let’s say, buying back second liens? Maybe you can just sort of address where we go from here from a covenant ratio? Then I think you mentioned on the last call asset sales. Clearly that’s additive as well, and if 2X is the right now, how quickly can asset sales get you there? Help get you there.

Mitesh Thakkar

Thank you, Mark. Let me start and be very clear about our near-term focus is absolutely deleveraging, right? This transaction jumpstarts us on that path.

As you know, we have not stated our ultimate target on the leverage ratio, but you are right, 2 times is what I would call it as the next milestone. Our credit amendment has put in several restrictions on us and at times you have to think about from a capital allocation standpoint what makes most sense. When you think about today, for example, our second lien—we have been very public about it—makes the most sense. We look at our second lien, our Term Loan B. When it comes to debt reduction, those are our two main focus areas. Obviously second lien has a bigger discount. It’s a little bit further maturity and junior debt, but has a bigger discount.

Beyond that, once you see our second lien move towards more like a par value or our Term Loan B moves toward more like a par value, and we achieve our deleveraging goals, you will see us focus more on shareholder returns such as whether it’s dividends, share buybacks, whatever makes sense at that point in time.

We have a capital allocation strategy that we have talked about, but you are right; 2 times is the next milestone for us.

Mark Levin

Great, and I apologize if you guys already spoke to this, but going back to Slide 5 and the third graph on the right-hand side, 2021 Estimated Organic Free Cash Flow, going from $50 million to $80 million pro forma, can you maybe walk us through how you got to that $80 million number?

Mitesh Thakkar

Sure, Mark. Really, if you think about our organic free cash flow, the way we think about organic free cash flow is essentially cash flow from operations or net cash flow (inaudible) by operations less the capital expenditures, it does not include any debt repayment or any financing activities. When you look at what we have as a standalone forecast, and then you add in the impact of this merger, that’s the addition that you get by adding the CCR portion of that to the mix here.

Does that answer your question?

Mark Levin

Yes, well I was actually trying to drill down into more specifics. Obviously that number has some assumptions built into it, whether it’s coal production, price per ton, cost per ton, kind of the three key drivers to get you to EBITDA, and so I was just kind of wondering what was embedded from that perspective to get you to that organic free cash flow number. That’s what I was after.

CONSOL Energy Inc.

October 23, 2020 at 8:30 a.m. Eastern

Mitesh Thakkar

Okay. I think what we will do is we will share more perspectives on those metrics on our upcoming earnings calls and future disclosures, but I think generally speaking it’s fair to assume that we are not—these numbers do not include us going back to full productive capacity that we have done in ’18 and ’19. It’s not as low as where we are today. When I say today I mean including the early part of this year. So, from a production perspective, it is somewhere between where 2020 is going to shake out and where our productive capacity is, and pricing we are looking at (inaudible) futures when we created this forecast, and that’s driving a lot of that pricing inputs.

We will provide more specific numbers in our future disclosures, but that’s how we are thinking about it right now, just to help you get some perspective around it.

Mark Levin

Got it. So you would call this a conservative forecast or something that involves more of a market uptick? Obviously gas is pushing kind of $3 and so the market looks a little bit better for ’21 than it does for ’20, but would you call this sort of a conservative forecast or more of a, you know, ‘we think the market is really going to recover next year’ forecast?

Jimmy Brock

Mark, I would say there’s still a lot of volatility in the markets out there. There’s still a lot of things that have to be worked through. I would say this is kind of what we believe today, so it’s kind of—it’s still pretty volatile in the marketplace. I wouldn’t say it’s conservative. I wouldn’t say it’s aggressive. I think it’s our best estimate we have today.

Mark Levin

Okay, that’s fair.

Final question from me. Does this change anything related to Itmann and potentially accelerating that development, or you’re just looking at the met market as a whole and that remains kind of down the list, particularly as it relates to de-leveraging?

Jimmy Brock

Mark, I’ll answer. It doesn’t really change anything at this point, but as we have mentioned several times on the call, this is a de-leveraging project for us that certainly should provide more capital for us moving forward and we’ll use the same capital allocation process we’ve always used. I mean the highest rate of return will get the capital dollars.

But we are still excited about Itmann. I was actually down there underground earlier this week and pretty excited about the project. Still think it’s going to be a great project; it’s just kind of slowed down a little bit due to the environment we’re in.

Mark Levin

Makes a lot of sense. Thanks guys, and congratulations on the transaction.

Jimmy Brock

Thanks Mark.

Mitesh Thakkar

Thank you Mark.

CONSOL Energy Inc.

October 23, 2020 at 8:30 a.m. Eastern

Operator

Our next question will come from Matthew Fields with Bank of America. Please go ahead.

Matthew Fields

Hey guys, I wanted to re-ask a part of Mark’s question about the organic free cash flow. How you get incremental $30 million of free cash flow from this simplification transaction? I understand $3 million of sort of duplicative costs going away, but how do you get an incremental $30 million? I mean, free cash flow is free cash flow regardless of who owns the stock, right? So how do you unlock $30 million of free cash flow incrementally from this?

Mitesh Thakkar

Matt, the way to think about it from a CEIX perspective as a standalone entity versus a consolidated entity including CCR, the $80 million is the consolidated number and $50 million is a standalone number. It’s just as simple as that.

Matthew Fields

So the $50 million, you’re just taking away a percent of the cash flow…

Mitesh Thakkar

CCR share.

Matthew Fields

Okay, all right. You’re not actually going to be able to generate $30 million more, it’s just you were—the $50 million was adjusted.

Mitesh Thakkar

Correct.

Matthew Fields

Okay. Okay, I think that answers that. Thank you.

Operator

Our next question will come from Lucas Pipes with B. Riley Securities. Please go ahead.

Lucas Pipes

Hey, good morning everyone, and good to see this transaction. I have two quick questions.

The first one is just in terms of the closing requirements, the vote for CCR, can you tell me more about the mechanics there and what level of approval is necessary?

Jimmy Brock

On the CCR vote, we don’t have a super majority of the minority requirement, so as we said, we own 60.7%, CEIX does, so there will be a written consent approving the transaction from that.

Lucas Pipes

Okay. Okay, so just to confirm, like a simple majority is sufficient or something more than that?

Mitesh Thakkar

From a CCR perspective, we entered into a support agreement with CEIX’s 60.7% limited partnership units, so I think that satisfies that requirement, but from a CEIX perspective, there is going to be a simple majority.

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October 23, 2020 at 8:30 a.m. Eastern

Jimmy Brock

Correct, yes.

Lucas Pipes

Okay. That’s helpful.

Then back to this free cash flow, I understand the change there that you outlined, but in terms of the committed tons and priced tons for ’21, just given now that number is out there, can you speak to roughly what you have priced for next year? Thank you.

Mitesh Thakkar

Lucas, we are probably going to announce our earnings here in next 10 days, so I would suggest let’s wait for that. We’ll have more disclosure at that point.

Lucas Pipes

Okay, great. Thanks for your time and good to see this transaction.

Jimmy Brock

Thanks, Lucas.

Mitesh Thakkar

Thank you very much, Lucas.

Operator

Our next question will come from Michael Dudas with Vertical Research Partners. Please go ahead.

Michael Dudas

Good morning, gentlemen. Thanks for all the information this morning and best of luck with this.

I’m assuming this transaction has been analyzed or thought about over the past several years between—from the Board of CEIX and management. What limited it from happening prior and is this just the optimal time given where the position of CONSOL Energy right now? Or is it a relative valuation simplification, which you went through and explained very clearly? Trying to get a little concept of how it came about and how in the past you had looked at this type of transaction, why it hasn’t happened maybe until today?

Mitesh Thakkar

Michael, you are right. We have always considered several transactions in the past. We have considered CCR/CEIX simplification amongst those transactions as well, and as you know, things change. Over the last several years since we became a public company, we had two separate entities which solved different purposes, but as the MLP market evolved, the relevance of CCR as a separate entity continued to shrink, access to capital became challenging for both the MLPs and the coal space. From that perspective, as you think about it today, we have two separate entities with smaller market caps and we believe the time is right where these two entities come together as a much stronger entity and accelerate shareholder returns and get the de-leveraging benefits and improve that access to capital.

CONSOL Energy Inc.

October 23, 2020 at 8:30 a.m. Eastern

I think it hits all those three items that I mentioned and that’s why simplification makes much more sense today than it made before.

Jimmy Brock

Yes, and I’ll add I think, Mitesh, the MLPs have kind of been out of favor in the marketplace here since the corporate tax structure has changed a little bit and took away some of those benefits that an MLP provided, but we have looked at this several times. We’ve talked to different people about it, and CCR was a great company when it was able to generate 1 coverage ratios and was paying dividends; unitholders were happy, we were happy, generating plenty of free cash flow to do that. As things became more challenging, particularly the first part of this year with the onset of the coronavirus and things started to deteriorate away in the marketplace, then we looked at our pro forma basis and where we are and the macro environment around us just provided an opportunity to do it that we can combine these two companies together, combine the synergies and be much stronger company going forward that should create value for CCR unitholders as well as CEIX once combined.

Michael Dudas

Your arguments are valid and well supported.

Thanks, gentlemen. We’ll talk to you in a couple of weeks.

Jimmy Brock

Thank you.

Mitesh Thakkar

Thank you, Michael.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Nathan Tucker for any closing remarks. Please go ahead, sir.

CONCLUSION

Nathan Tucker

Thank you, Chuck. We appreciate everyone’s time this morning and thank you for joining us. As a reminder, we will announce our third quarter results on November 5. We look forward to speaking with everyone then. Thanks everybody.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

CONSOL Energy Inc.

October 23, 2020 at 8:30 a.m. Eastern

Forward-Looking Statements

All statements in this transcript (and oral statements made regarding the subjects of this communication), including those that express a belief, expectation or intention, may be considered forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act) that involve risks and uncertainties that could cause actual results to differ materially from projected results. Without limiting the generality of the foregoing, forward-looking statements contained in this communication include statements relying on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of CONSOL Energy Inc. (“CEIX”) and CONSOL Coal Resources LP (“CCR”), which could cause actual results to differ materially from such statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking statements may include, but are not limited to, statements regarding the expected benefits of the proposed transaction to CEIX and CCR and their stockholders and unitholders, respectively; the anticipated completion of the proposed transaction and the timing thereof; and the expected future growth, dividends and distributions of the combined company; and plans and objectives of management for future operations. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. While CEIX and CCR believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on CEIX, CCR and their customers; the impact of outbreaks of communicable diseases such as the novel highly transmissible and pathogenic coronavirus (COVID-19) on business activity, the Company’s operations and national and global economic conditions, generally; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; the financial condition of CEIX’s or CCR’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; and the performance of CCR. The forward-looking statements in this transcript speak only as of the date of this transcript; we disclaim any obligation to update these statements. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the risks and uncertainties set forth in the “Risk Factors” section of CEIX’s Annual Report on Form 10-K for the year ended December 31, 2019, and Quarterly Reports on Form 10-Q for the three months ended March 31, 2020, and June 30, 2020, respectively, each filed with the Securities and Exchange Commission, and any subsequent reports filed with the Securities and Exchange Commission.

No Offer or Solicitation

This transcript is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where You Can Find It

In connection with the proposed transaction, CEIX will file a registration statement on Form S-4, including a consent solicitation statement/proxy statement/prospectus of CEIX and CCR, with the SEC. INVESTORS AND SECURITY HOLDERS OF CEIX and CCR ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Investors and security holders may obtain a free copy of the consent solicitation statement/proxy statement/prospectus (when available) and other relevant documents filed by CEIX and CCR with the Securities and Exchange Commission (the “SEC”) from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the consent statement/prospectus and other relevant documents (when available) from www.consolenergy.com under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Solicitation Relating to the Merger

CEIX, CCR and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of consents in respect of the transaction. Information about these persons is set forth in CEIX’s proxy statement relating to its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2020, and CCR’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 14, 2020, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the consent statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.